May 5, 2006

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, DC 20549

Re: Ness Energy International, Inc. comment letter dated January 18, 2006, received via fax. File No. 0-10301

Dear Mr. Schwall:

I appreciate your comments, and respect the demand the Sabres-Oxley Act has placed on you and your people. I appreciate any and all assistance your team is willing to provide to enhance the overall disclosure in our filings. We are responding to your comments in the order provided:

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Critical Accounting Policies, Page 18

The Company has taken into account all of the staff’s comments relating to full cost accounting limitations and Asset Retirement Obligation accounting. The Company has expanded their disclosures as requested, and included in this 10-KSB/A.

The Company has expanded explanations in three areas, the following are references to those expansions:

Under Item I
Recent Accounting Pronouncements
and
Under the Financial Statements
Footnote 2 - Summary of Significant Accounting Polices
New Accounting Pronouncements Standards Implemented

“On September 28, 2004, the SEC released Staff Accounting Bulletin ("SAB") 106 regarding the application of SFAS 143, "Accounting for Asset Retirement Obligations ("AROs")," by oil and gas producing companies following the full cost accounting method. Pursuant to SAB 106, oil and gas producing companies that have adopted SFAS 143 should exclude the future cash outflows associated with settling AROs (ARO liabilities) from the computation of the present value of estimated future net revenues for the purposes of the full cost ceiling calculation. In addition, estimated dismantlement and abandonment costs, net of estimated salvage values, that have been capitalized (ARO assets) should be included in the amortization base for computing depreciation, depletion and amortization expense. Disclosures are required to include discussion of how a company's ceiling test and depreciation, depletion and amortization calculations are impacted by the adoption of SFAS 143. SAB 106 is effective prospectively as of the beginning of the first fiscal quarter beginning after October 4, 2004. Since our adoption of SFAS 143 on January 1, 2003, we have calculated the ceiling test and our depreciation, depletion and amortization expense in accordance with the interpretations set forth in SAB 106; therefore, the adoption of SAB 106 had no effect on our financial statements.”

Under Item 6

Critical Accounting Issues
Oil and Gas Property and Equipment

The Company uses the full cost method of accounting for its oil and gas producing activities, which are located in Texas. Accordingly, all costs associated with the acquisition, exploration and development of oil and gas reserves, including directly related overhead costs, are capitalized. Under the rules of the Securities and Exchange Commission ("SEC") for the full cost method of accounting, the net carrying value of oil and natural gas properties, reduced by the asset retirement obligation, is limited to the sum of the present value (10% discount rate) of the estimated future net cash flows from proved reserves, based on the current prices and costs as adjusted for the Company's cash flow hedge positions, plus the lower of cost or estimated fair market value of unproved properties adjusted for related income tax effects..

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves and estimated dismantlement and abandonment costs, net of salvage values, are amortized on the unit-of-production method using estimates of proved reserves. Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the amortization base until the related properties are evaluated. Such unproved properties are assessed for impairment quarterly and any provision for impairment is transferred to the full-cost amortization base. Sales of oil and gas properties, including consideration received from sales or transfers of properties in connection with partnerships, joint venture operations or drilling arrangements, are credited to the full-cost pool unless the sale would have a significant effect on the amortization rate. Abandonment of properties is accounted for as an adjustment to capitalized costs with no loss recognized. No impairment was required in 2004 and 2003.

In addition, the capitalized costs are subject to a “ceiling test,” For purposes of the ceiling test, we remove the discounted present value included in our future development costs on our reserve report for which we have already booked an obligation under SFAS 143. For purposes of our depletion calculation, we include in future development costs the estimated plugging and abandonment costs, net of estimated salvage values, for proved undeveloped wells. For purposes of both of these calculations, we do not include plugging and abandonment costs in our future development costs on developed proportions for which we have booked an obligation under SFAS 143.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.

Abandonment of properties is recognized as an expense in the period of abandonment and accounted for as an adjustment of costs.

Asset Retirement Obligation

Pursuant to SFAS No. 143, Accounting for Asset Retirement Obligations. Our asset retirement obligation primarily represents the estimated present value of the amount we will incur to plug, abandon and remediate our producing properties at the end of their productive lives, in accordance with applicable state laws. We determine our asset retirement obligation by calculating the present value of estimated cash flows related to the liability. The retirement obligation is recorded as a liability at its estimated present value as of the asset’s inception, with an offsetting increase to producing properties. Periodic accretion of the discount of the estimated liability is recorded as an expense in the income statement.

In accordance with SFAS 143, “Accounting for Asset Retirement Obligations,” we carry a liability for any legal retirement obligations on our oil and gas properties. The associated asset retirement costs are capitalized as part of the full cost pool.

Our liability is determined using significant assumptions, including current estimates of plugging and abandonment costs, annual inflation of these costs, the productive lives of wells and our risk-adjusted interest rate. Changes in any of these assumptions can result in significant revisions to the estimated asset retirement obligation. For example, as we analyze actual plugging and abandonment information, we may revise our estimates of current costs, the assumed annual inflation of these costs and/or the assumed productive lives of our wells. Revisions to the asset retirement obligation are recorded with an offsetting change to producing properties, resulting in prospective changes to depreciation, depletion and amortization expense and accretion of discount. Because of the subjectivity of assumptions and the relatively long lives of most of our wells, the costs to ultimately retire our wells may vary significantly from prior estimates. During 2004, and 2003 the Company recognized $6,000 and $2,000, respectively of accretion.

Full Cost Method

We use the full cost method of accounting for our oil and gas activities. Under this method, all costs incurred in the acquisition, exploration and development of oil and gas properties are capitalized into the cost centers (the amortization base) that are established on a country-by-country basis. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs and delay rentals. Costs associated with production and general corporate activities are expensed in the period incurred. The capitalized costs of our oil and gas properties, plus an estimate of our future development and abandonment costs, are amortized on a unit-of-production method based on our estimate of total proved reserves. Our financial position and results of operations would have been significantly different had we used the successful efforts method of accounting for our oil and gas activities.

Proved Oil and Gas Reserves

Our engineering estimates of proved oil and gas reserves directly impact financial accounting estimates, including depreciation, depletion and amortization expense and the full cost ceiling limitation. Proved oil and gas reserves are the estimated quantities of natural gas and crude oil reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under period-end economic and operating conditions. The process of estimating quantities of proved reserves is very complex, requiring significant subjective decisions in the evaluation of all geological, engineering and economic data for each reservoir. The data for a given reservoir may change substantially over time as a result of numerous factors including additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Changes in oil and gas prices, operating costs and expected performance from a given reservoir also will result in revisions to the amount of our estimated proved reserves.

Depreciation, Depletion and Amortization

The quantities of estimated proved oil and gas reserves are a significant component of our calculation of depletion expense and revisions in such estimates may alter the rate of future expense. Holding all other factors constant, if reserves are revised upward, earnings would increase due to lower depletion expense. Likewise, if reserves are revised downward, earnings would decrease due to higher depletion expense or due to a ceiling test write-down.

Full Cost Ceiling Limitation

Under the full cost method, we are subject to quarterly calculations of a ceiling or limitation on the amount of our oil and gas properties that can be capitalized on our balance sheet. If the net capitalized costs of our oil and gas properties exceed the cost center ceiling, we are subject to a ceiling test write-down to the extent of such excess. If required, it would reduce earnings and impact stockholders’ equity in the period of occurrence and result in lower amortization expense in future periods. The discounted present value of our proved reserves is a major component of the ceiling calculation and represents the component that requires the most subjective judgments. However, the associated prices of oil and natural gas reserves that are included in the discounted present value of the reserves do not require judgment. The ceiling calculation dictates that prices and costs in effect as of the last day of the quarter are held constant. However, we may not be subject to a write-down if prices increase subsequent to the end of a quarter in which a write-down might otherwise be required. If natural gas and oil prices decline, even if for only a short period of time, or if we have downward revisions to our estimated proved reserves, it is possible that write-downs of our oil and gas properties could occur in the future.

Costs Withheld From Amortization

Unevaluated costs are excluded from our amortization base until we have evaluated the properties associated with these costs. The costs associated with unevaluated leasehold acreage and seismic data and wells currently drilling are initially excluded from our amortization base. Leasehold costs are either transferred to our amortization base with the costs of drilling a well on the lease or are assessed quarterly for possible impairment or reduction in value. Leasehold costs are transferred to our amortization base to the extent a reduction in value has occurred

In addition, a portion of incurred (if not previously included in the amortization base) and future development costs associated with qualifying major development projects may be temporarily excluded from amortization. To qualify, a project must require significant costs to ascertain the quantities of proved reserves attributable to the properties under development (e.g., the installation of an offshore production platform from which development wells are to be drilled). Incurred and future costs are allocated between completed and future work. Any temporarily excluded costs are included in the amortization base upon the earlier of when the associated reserves are determined to be proved or impairment is indicated.

Future Development and Abandonment Costs

Future development costs include costs incurred to obtain access to proved reserves such as drilling costs and the installation of production equipment. Future abandonment costs include costs to dismantle and relocate or dispose of our production platforms, gathering systems and related structures and restoration costs of land and seabed. We develop estimates of these costs for each of our properties based upon their geographic location, type of production structure, well depth, currently available procedures and ongoing consultations with construction and engineering consultants. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make judgments that are subject to future revisions based upon numerous factors, including changing technology and the political and regulatory environment. We review our assumptions and estimates of future development and future abandonment costs on an annual basis.

The accounting for future abandonment costs changed on January 1, 2003 with the adoption of SFAS No. 143. This new standard requires that a liability for the discounted fair value of an asset retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.

Holding all other factors constant, if our estimate of future abandonment and development costs is revised upward, earnings would decrease due to higher DD&A expense. Likewise, if these estimates are revised downward, earnings would increase due to lower DD&A expense.

Under the Financial Statements,
Footnote 2

“Oil and Gas Properties

The Company uses the full cost method of accounting for its oil and gas producing activities, which are located in Texas. Accordingly, all costs associated with the acquisition, exploration and development of oil and gas reserves, including directly related overhead costs, are capitalized. Under the rules of the Securities and Exchange Commission ("SEC") for the full cost method of accounting, the net carrying value of oil and natural gas properties, reduced by the asset retirement obligation, is limited to the sum of the present value (10% discount rate) of the estimated future net cash flows from proved reserves, based on the current prices and costs as adjusted for the Company's cash flow hedge positions, plus the lower of cost or estimated fair market value of unproved properties adjusted for related income tax effects. Depletion rates were $1.34 per MCF for 2003, and $0.00038 per mcf for 2004.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves and estimated dismantlement and abandonment costs, net of salvage values, are amortized on the unit-of-production method using estimates of proved reserves. Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the amortization base until the related properties are evaluated. Such unproved properties are assessed for impairment quarterly and any provision for impairment is transferred to the full-cost amortization base. Sales of oil and gas properties, including consideration received from sales or transfers of properties in connection with partnerships, joint venture operations or drilling arrangements, are credited to the full-cost pool unless the sale would have a significant effect on the amortization rate. Abandonment of properties is accounted for as an adjustment to capitalized costs with no loss recognized. No impairment was required in 2004 and 2003.

F-7

Financial Statements Index

In addition, the capitalized costs are subject to a “ceiling test,” For purposes of the ceiling test, we remove the discounted present value included in our future development costs on our reserve report for which we have already booked an obligation under SFAS 143. For purposes of our depletion calculation, we include in future development costs the estimated plugging and abandonment costs, net of estimated salvage values, for proved undeveloped wells. For purposes of both of these calculations, we do not include plugging and abandonment costs in our future development costs on developed proportions for which we have booked an obligation under SFAS 143. As capitalized costs do not exceed the estimated present value limitation, the accompanying consolidated financial statements do not include a provision for such impairment of oil and gas property costs for the years ended December 31, 2004 and 2003.

In accordance with SFAS 143, Accounting for Asset Retirement Obligations, the Company recognizes the fair value of the liability for an asset retirement obligation, which is recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated or depleted over the useful lives of the respective assets. If the liability is settled for an amount other than the recorded amount, a gain or loss would be recognized at such time.

In accordance with SFAS 143, “Accounting for Asset Retirement Obligations,” we carry a liability for any legal retirement obligations on our oil and gas properties. The associated asset retirement costs are capitalized as part of the full cost pool.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.

Abandonment of properties are recognized as an expense in the period of abandonment and accounted for as adjustments of capitalized costs. “

Financial Statements

Note 10. Supplemental Cash Flow Information, page F-15

The Company has expanded the referenced disclosure to account for staff’s comments.

Under the Financial Statements,
Footnote 10, non-cash activity

“The Company made non-cash adjustments to the Asset Retirement obligation with a corresponding adjustment to Property and Equipment, during 2004 of $39,000. “

As Ness Energy International, Inc. has been a dynamic company, and continues to grow, they continue to improve their reporting systems. We appreciate the comments by the Securities Exchange Commission. We have examined all the points and have responded. As you are aware their were multiple amendments, in an attempt to acclimate an entirely new team, into an accommodation of increased accuracy and transparency. Although, the comments are very well made, Ness Energy does not believe an amended 10KSB is warranted.

Should you have any questions, comments, or correspondence, please do not hesitate to contact me.

Sincerely,

JF Hoover, CFO
Ness Energy International, Inc.